

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 6, 2017

William Dumo Mejia
President and Principal Executive Officer
MWF Global Inc.
Baccuit Sur, Bauang
La Union, Philippines

>   **Re: MWF Global Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 23, 2017**
>   **File No. 333-219419**

Dear Mr. Mejia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2017 letter.

Dilution, page 16

1. We have read your response to comment 1. Please update your dilution calculations to be as of the latest balance sheet date.

Condensed Balance Sheets, page F-11

2. We have read your plan of operations disclosure on page 25 where you state that you have a small amount of inventory on hand. However, the only asset reported on your balance sheet as of July 31, 2017 is cash. Please explain the apparent discrepancy or revise your disclosure.

<u>Condensed Statements of Operations, page F-12</u>

3. We have read your response to comment 4. Clarify for us when you <u>incurred</u> the $5,000 audit fee. In this regard, tell us whether you incurred the year-end audit fee in the quarter ended April 30, 2017, or July 31, 2017.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products